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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                   FORM 8-A/A
                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                                 TOM BROWN, INC.
             (Exact Name of registrant as specified in its charter)

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
                    DELAWARE                                                        95-1949781
    (State of Incorporation or organization)                          (I.R.S. Employer Identification Number)

       555 SEVENTEENTH STREET, SUITE 1850
                DENVER, COLORADO                                                       80202
    (Address of principal executive offices)                                        (Zip Code)
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         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
General Instruction A.(c), check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

         Securities Act registration statement file number to which this form relates: ___________ (if applicable).

         Securities to be registered pursuant to Section 12(b) of the Act: None.

         Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED SHARE PURCHASE RIGHTS
                                (Title of Class)


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         As of March 1, 2001, the registrant entered into a First Amended and
Restated Rights Agreement with EquiServe Trust Company, N.A., as Rights Agent, relating to the Preferred Share Purchase Rights covered hereby. The Registrant hereby amends Item 1 of the Registrant's Form 8-A dated March 12, 1991 to read in its entirety as follows:

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED.

         GENERAL. On March 1, 1991, the Board of Directors of Tom Brown, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.10 per share (the "Common Shares"), of the Company. The dividend was paid on March 15, 1991 to the shareholders of record on that date. By action of the Board of Directors of the Company on February 22, 2001, the Company authorized the amendment and restatement of the Rights Agreement in order to, among other things, increase the exercise price, reduce the ownership threshold for a person to become an "Acquiring Person" (as described below) and extend the final expiration date of the Rights. The description and terms of the Rights are set forth in a Rights Agreement, dated as of March 5, 1991, as amended and restated as of March 1, 2001 (the "Rights Agreement"). As amended, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Preferred Stock, par value $.10 per share (the "Preferred Shares"), of the Company at a price of $120 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

         ACQUIRING PERSON THRESHOLD AND DISTRIBUTION DATE. Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person") (subject to certain exceptions set forth in the Rights Agreement) and (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which could result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of March 15, 1991, by such Common Share certificate with a copy of a Summary of Rights attached thereto. Notwithstanding the foregoing, the Rights Agreement provides that Union Oil Company of California and certain of its affiliates and associates will not be deemed to be an Acquiring Person as a result of their ownership on March 1, 2001 of 15% or more of the Common Shares (or certain additional shares that may be acquired).

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after March 15, 1991 upon transfer or new issuances of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close

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of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         FINAL EXPIRATION DATE. The Rights are not exercisable until the Distribution Date. The Rights will expire on March 1, 2011 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged for Common Shares by the Company, in each case, as described below.

         DESCRIPTION OF PREFERRED SHARES. The Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will have a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 100 times the payment, if any, made per Common Share. Each Preferred Share will have one hundred votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount, if any, received per Common Share. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         PURCHASE PRICE ADJUSTMENTS. The Purchase Price payable, and the number of Preferred Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         If, prior to the Distribution Date, the Company declares or pays a dividend on the Common Shares payable in Common Shares or effects a subdivision or combination of the Common Shares, the number of one one-hundredths of a Preferred Share for which each Right is exercisable and the number of Rights outstanding will be appropriately adjusted.

         ANTIDILUTION ADJUSTMENTS UPON THE OCCURRENCE OF CERTAIN MERGERS. If, after any person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets, earning power or cash flow generation capacity are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price (adjusted to reflect certain antidilution adjustments), that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the adjusted Purchase Price.


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         ANTIDILUTION ADJUSTMENTS AFTER A PERSON BECOMES AN ACQUIRING PERSON. In
the event of any person becoming an Acquiring Person, each Right then outstanding, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), would "flip-in" and become a right to buy that number of Common Shares that at the time of such acquisition would have a market value of two times the Purchase Price.

         EXCHANGE PROVISIONS. At any time after any person becomes an Acquiring Person and before the acquisition by a person or group of 50% or more of the outstanding Common Shares of the Company, the Board of Directors would have the option to issue Common Shares in mandatory exchange for all or any part of the Rights (other than Rights owned by the Acquiring Person which would become void) at a rate of one Common Share for each Right.

         REDEMPTION. At any time prior to a person becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         AMENDMENTS. The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights. However, from and after the date that any person becomes an Acquiring Person, the Rights may be amended by the Board of Directors of the Company solely in order (i) to cure any ambiguity, (ii) to correct or supplement any defective or otherwise inconsistent provision in the Rights Agreement, (iii) subject to certain restrictions, to shorten or lengthen any time period or (iv) to otherwise change or supplement the Rights Agreement in a manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person). The amendment provision of the Rights Agreement provides that the 15% threshold can be lowered to not less than 10%; provided, however, that no person who then beneficially owns a number of Common Shares equal to or greater than the reduced threshold shall be an Acquiring Person unless such person acquires additional shares.

         MISCELLANEOUS. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares (other than fractions that are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         A copy of the Rights Agreement was filed as Exhibit 4.2 to the Company's Form 10-K Report for the fiscal year ended December 31, 2000 and filed with the Securities and Exchange Commission on March 8, 2001. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

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ITEM 2. EXHIBITS.

   2.1 First Amended and Restated Rights Agreement, dated as of March 1, 2001 between Tom Brown, Inc. and EquiServe Trust Company, N.A. (Incorporated by reference to Exhibit 4.2 in the Registrant's Form 10-K Report dated March 8, 2001 and filed with the Securities and Exchange Commission on March 8, 2001)


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  March 16, 2001

                                        TOM BROWN, INC.

                                        By      /s/  Daniel G. Blanchard
                                          --------------------------------------
                                          Daniel G. Blanchard
                                          Executive Vice President,
                                          Chief Financial Officer and Treasurer


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                                  EXHIBIT INDEX

   2.1 First Amended and Restated Rights Agreement, dated as of March 1, 2001 between Tom Brown, Inc. and EquiServe Trust Company, N.A. (Incorporated by reference to Exhibit 4.2 in the Registrant's Form 10-K Report dated March 8, 2001 and filed with the Securities and Exchange Commission on March 8, 2001)


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